                        As filed with the Securities and
                      Exchange Commission on March 20, 1996



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ANALYTICAL SURVEYS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    COLORADO
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   84 084 6389
                     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

1935 Jamboree Drive, Colorado Springs, CO 80920; (719) 593-0093
      (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING
        AREA CODE, OR REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

Scott Benger, Sr. Vice President-Finance, Analytical Surveys, Inc., 1935 Jamboree Drive, Colorado Springs, CO 80920; (719) 593-0093**
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF AGENT FOR SERVICE)

As soon as practicable after the effective date of this Registration Statement and in any event within two (2) years of effective date of Registration Statement.
    (APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC)

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX: [X]

IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX: [X]

                       CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
    OF SECURITIES TO     AMOUNT TO BE        OFFERING             AGGREGATE          AMOUNT OF
     BE REGISTERED        REGISTERED      PRICE PER UNIT       OFFERING PRICE    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
        Common          292,450 Shares        $11.19            3,272,515.50        $1,128.45

** Copies to:  Daniel P. Edwards, Esq.
               128 S. Tejon, Suite 300
               Colorado Springs, CO 80903

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             ANALYTICAL SURVEYS, INC.

                       CROSS-REFERENCE SHEET BETWEEN ITEMS
                           OF FORM S-2 AND PROSPECTUS


- -----------------------------------------------------------------------
Item          Item in          Prospectus       Prospectus
 No.          Form S-2           Page            Caption
- -----------------------------------------------------------------------

1.  Forepart of Registration       -    Outside Front Cover Page
    Statement and Outside
    Front Cover Page of
    Prospectus

2.  Inside Front and Outside       -    Inside Front and Outside
    Back Cover Pages of                 Back Cover Pages
    Prospectus

3.  Summary Information, Risk      3    Summary Information; Risk
    Factors and Ratio of                Factors; The company; In-
    Earnings to Fixed Charges           applicable

4.  Use of Proceeds               11    Use of Proceeds/Capitalization

5.  Determination of Offering           Not applicable

6.  Dilution                      15    Dilution and Other
                                        Comparative Data

7.  Selling Security               3    SUMMARY INFORMATION
    Holders                             (The Selling Shareholder)
                                        Principal and Selling
                                        Shareholders

8.  Plan of Distribution                Outside Front Cover Page

9.  Description of Securities     15    Description of Securities
    To be Registered

10. Interests of Named Expert     16    Legal Matters
    And Counsel

11. Information with Respect       2    Available Information;
    to the Registrant                   Summary Information; Risk
                                        Factors; The Company;
                                        Dividend Policy; Capitaliza-

- -----------------------------------------------------------------------
Item          Item in          Prospectus       Prospectus
 No.          Form S-2           Page            Caption
- -----------------------------------------------------------------------

                                        tion; Selected Consolidated
                                        Financial Data; Description
                                        Of Securities

12. Incorporation of Certain       2    Documents Incorporated
    Information by Reference            by Reference

13. Disclosure of Commission      17    Disclosure of Commission
    Position on Indemnification         Position, ETC.
    For Securities Act Liabilities

                           SUBJECT TO COMPLETION

                       PROSPECTUS DATED March 20, 1996

                                292,450 Shares

                            ANALYTICAL SURVEYS, INC.

                                  Common Stock
                                 (No Par Value)

Of the 292,450 shares of Common Stock ("Shares") offered hereby all 292,450 shares are offered by the Selling Shareholders as set forth under "Selling Shareholders." Analytical Surveys, Inc. ("the Company") will not receive any proceeds from the sale of shares by the Selling Shareholders, nor pay any underwriting fees or commissions, which, if any, will be paid by the Selling Shareholders. John A. Thorpe will pay up to $15,000 of the offering expenses, and the remainder of such offering expenses will be paid by Schneider Securities, Inc., one of the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds of the offering.

These securities are traded on NASDAQ. On March 20, 1996, the average of the bid and ask price was $11.19.

The Company is registering these Shares for the Selling Shareholders pursuant to registration rights under the Common Stock Purchase Agreement dated February 9, 1995, between John A. Thorpe and Detroit Policemen and Firemen Retirement System and between John A. Thorpe and Monsanto Master Trust, respectively, and the Common Stock Purchase Agreement dated _____________, 1996, between JOHN A. THORPE and KENNEDY CAPITAL MANAGEMENT, INC. ("KENNEDY"), (copies of which are included as an Exhibit to the Registration Statement on file with the Securities and Exchange Commission).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
(See "Risk Factors")

                              AVAILABLE INFORMATION

      ANALYTICAL SURVEYS, INC. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices in Denver at 410 Seventeenth Street, Suite 700, Denver, CO 80202. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                     DOCUMENTS INCORPORATED BY REFERENCE

      The Company and the Selling Shareholders hereby incorporate by reference in this Prospectus:

          (i) the Company's annual report on Form 10-KSB for the year ended September 30, 1995, (as supplemented by Form 8-K dated January 8, 1996, and amended March 20, 1996).

          (ii) the Company's Quarterly Report on Form 10-QSB for the period ended December 31, 1995; and

          (iii)  Form 8-K dated January 8, 1996, and amended on March 20,
1996.

     A copy of the Company's latest Annual Report to Shareholders will accompany this Prospectus.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been incorporated herein by reference (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Scott Benger, Secretary, Analytical Surveys, Inc., 1935 Jamboree Drive, Colorado Springs, CO 80920, (719) 593-0093.

                      SUMMARY INFORMATION

     The following summary information is qualified in its entirety by other information including the consolidated financial statements, appearing elsewhere in this Prospectus.

THE COMPANY

     The Company is a Colorado corporation formed in February 1981 for the purpose of constructing and selling (a) mapping and related services; and (b) related digital data bases constructed from aerial photographs through the use of interactive graphics. The Company's office is located at 1935 Jamboree Drive, Colorado Springs, CO 80920. The telephone number is (719) 593-0093. The Company also has an Intelligraphics Division International Division of Analytical Surveys, Inc., located in Waukesha, Wisconsin.

THE SELLING SHAREHOLDER(S)

     The Selling Shareholders and the number of shares to be registered on behalf of each are listed below, together with the date of purchase of their shares. The shares offered hereby were acquired in a private offering. (See Principal and Selling Shareholders).

     There is no relationship other than as shareholder, between any Selling Shareholder and the Company. Prior to the offering the Selling Shareholders owned in the aggregate 292,450 shares of Common Stock of the Company, (9.5% of the Common Stock of the Company). After completion of the offering, the Selling Shareholders will own -0-% of the Common Stock of the Company, assuming all shares are sold. The Selling Shareholders are under no obligation to sell their shares.


                                  DATE OF        NO. OF SHARES
SELLING SHAREHOLDERS              PURCHASE         REGISTERED
- --------------------              --------         ----------

1. Detroit Policemen and           2-9-95         50,000
   Firemen Retirement System

2. Monsanto Master Trust           2-9-95         50,000

3. Mertz and Moyer                 2-9-96          3,000

4. Mac & Co.                       2-9-96          9,000

5. Atwell & Co.                    2-9-96          1,500

6. Pitt & Co.                      2-9-96         24,000

7. Charles Schwab Trust Co.        2-9-96          4,000
   FBO Citizens Auto Corp.
   Profit Sharing Acct. #100022

8. Auer & Co.                      2-9-96         37,000



                                  DATE OF        NO. OF SHARES
SELLING SHAREHOLDERS              PURCHASE         REGISTERED
- --------------------              --------         ----------

9.  Siglar & Co.                   2-9-96         2,000

10. Ell & Co.                      2-9-96         5,000

11. Antar                          2-9-96         8,000

12. NSCC                           2-9-96         2,000

13. Howe & Co., c/o Northern       2-9-96        24,450
    Trust Co. Custodian for
    Monsanto Master Trust
    #22-85767

14. Cudd & Co.                     2-9-96         7,500

15. Booth & Co.                    2-9-96        17,000

16. Hare & Co.                     2-9-96         5,000

17. Schneider Securities, Inc.     2-9-96        43,000
                                                -------
                                                292,450


THE OFFERING

Securities Being
   Offered .............. 292,450 shares of the no par value common stock of the Company offered by the
                          Selling Shareholders.


Offering Price .......... The stock will be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. The offering price will be at the market price of the date of sale.

Common Stock Outstanding:
  Prior to Offering ..... 3,064,099 at March 1, 1996
  After Offering ........ 3,064,099

Net Proceeds to the
Selling Shareholders..... The net proceeds to the Selling
                          Shareholders (net of commissions and
                          offering expenses) will be determined
                          based on the price at which shares
                          are sold, since the stock will
                          be offered on a delayed or continuous
                          basis pursuant to Rule 415 of the
                          Securities Act of 1933.

PLAN OF DISTRIBUTION

     The Selling Shareholders have not yet determined the plan of distribution of the offering. No agreement, arrangement, or understanding with underwriters, brokers or dealers has been entered into or will be entered into prior to the effective date of this Registration Statement.

USE OF PROCEEDS

     The Selling Shareholders have not yet determined how the proceeds of the stock will be used.

RISK FACTORS

     In addition to other information set forth in this Prospectus, purchasers should consider carefully the information relating to the risk factors involved in this offering. (See "Risk Factors").

SUMMARY SELECTED FINANCIAL INFORMATION; OPERATING RESULTS

     The following selected financial information should be read in conjunction with the consolidated financial statements and accompanying notes incorporated herein by reference.

BALANCE SHEET DATA

                               September 30,          December 31,
                              ---------------         ------------
                             1994          1995           1995
                             ----          ----           ----
Current Assets.........   $6,442,567     $8,554,444     $11,497,548

Current Liabilities....    2,749,378      2,816,212       4,973,741
Total Assets...........    8,016,056     10,047,675      16,404,732


                                   -10-



Total Liabilities......    3,419,518      3,392,987       8,578,060
Stockholders' Equity...    4,596,538      6,654,688       7,826,672

Working Capital........    3,693,189      5,738,232       6,523,807
Net Tangible Book Value
  Per Share ...........   $     1.79     $     2.33      $     1.53
                          ----------     ----------      ----------
                          ----------     ----------      ----------

STATEMENT OF OPERATIONS DATA


                                        FISCAL YEAR
                                        -----------
                                    ENDED SEPTEMBER 30,
                                    -------------------

                           1993           1994           1995
                           ----           ----           ----
Sales of Services       $9,106,704    $11,176,165    $13,538,507
Costs and Expenses       8,123,649      9,696,442     11,519,146
Net Earnings               485,336        803,617      1,184,177
Earnings per
  Common Share                 .18            .30            .40

                                  THREE MONTHS
                                  ------------
                               ENDED DECEMBER 31,
                               ------------------

                               1994               1995
                               ----               ----
Sale of Services           $2,916,662          $3,648,634
Costs and Expenses          2,661,007           3,172,688
Net Earnings                  135,630             275,218
Earnings Per
  Common Share                    .05                 .09


                               THE COMPANY
GENERAL

     The Company was organized in February, 1981 in Colorado for the purpose of constructing and selling mapping and related services and related digital data bases constructed from aerial photographs through the use of interactive graphics. The Company performs these services on a contract basis for clients, it sells data for its own account, and stores data for itself and its clients, and consults with clients. The Company builds and digitizes maps through the use of stereoscopic or "three-dimensional" aerial photography; this science is called photogrammetry. See "Competition".

THE INDUSTRY

     Photogrammetric mapping, is evolving from a mechanical art which hundreds of existing aerial survey firms can perform, to a highly technological field incorporating the automation of information management. Conventional maps are stored in filing cabinets and consist of documents showing such topographic features as buildings, roads and trees, and can also show a third dimension (i.e., elevations) through the presentation of contours; but the amount of information which can be stored on the maps is limited by lack of space. The computer and the new interactive graphics technology now enables the Company to add the fourth dimension, which is information.

     The use of interactive graphics enables people to access a data base or data bank which is stored in a computer somewhere in many cities. The data base, if brought onto a graphic computer screen, looks at first sight like a map, showing streets, buildings, fences, contours, utility manholes and a host of other information, which information can be shown on the screen or left off if desired. This part of the information is called the land base. In addition, for each building or parcel of land or electric pole, there is non-graphic information ("attributes") stored in a way which can be called up or analyzed by computer software. Realtors, for example, are able to get information on property values, owners' names and such details on the buildings as square footage. Within seconds, instead of having to hunt for an outdated map in a filing cabinet, utility engineers are able to find which gas valve to shut off in the event of a leak. Tax assessors are able to get information on what improvements have been built on properties, and also reconcile the correct areas of parcels of land with their records. City engineers are able to plan road improvements from their office, because the land base has increased map

OPERATIONS

     The Company commenced operations in May, 1981 after securing a loan guaranteed by the Small Business Administration. Since that time, the Company has provided three basic services, or products, to its clients: conventional maps, digitized maps, and specialized projects and services, including consulting services related to the foregoing. Recently it expanded its range of service through the acquisition of Intelligraphics International, Inc., of Waukesha, WI.

     The great majority of the Company's business is in the U.S.

and Canada. The Company employs five sales representatives to market and sell its primary products. The Company also participates in professional and trade associations, presents technical papers at industry conferences, and exhibits at trade shows. Contracts are awarded by customers through direct negotiation, competitive technical evaluation, competitive bid or a combination thereof.

     The Company employs subcontractors for tasks outside its expertise such as aerial photography and ground survey. The Company may also use subcontractors for work similar to that performed by ASI such as digitizing parcel information when necessary or convenient to meet deadlines or to smooth work load.

PRODUCTS AND SERVICES

     CONVENTIONAL MAPPING. The Company produces topographic maps for its clients. These maps provide a two-dimensional picture of information which the client has requested. In the past, for example, the Company has provided conventional mapping services to many cities, counties, and utility companies across the

     DIGITAL DATA BASE MAPPING. The digital base which the Company is producing and selling is a comprehensive interactive graphics and data base management system. In essence, it provides the maps of a piece of geography stored in a computer. With respect to the graphics portion of the data base, for example, a customer can immediately call up pictures which show topography, water and sewer arteries, construction and foliage. With respect to the information portion of the data base, the fourth dimension, the customer can discover such information as population, density, zoning, tax base and sociological data.

     SPECIALIZED PROJECTS. Approximately sixty (60%) of the Company's work to date has been in the field of specialized photogrammetry. The Company was one of the first in the world to install analytical (computer-controlled) stereoplotters (hence the name of the Company, "Analytical Surveys"). Another area of specialization is the use of high resolution scanning equipment to produce digital map information from existing maps. ASI has also pioneered the development of a new map product called digital ortho-photos. Another specialized application is the use of automated contouring techniques, where the contours are generated in the computer from randomly measured elevations, and drawn by a computer-driven flatbed plotter.

     RESEARCH AND DEVELOPMENT. The Company engages in research and development activities to develop new internal production process software and to improve existing process software. Research and development expenditures were $225,894 in fiscal year 1994, and $347,321 in fiscal year 1995.

     ANTICIPATED CAPITAL EXPENDITURES. During 1996, the Company may acquire new and/or upgrade existing photogrammetric instruments, computers and graphic workstations. Capital expenditures may be required to meet production requirements for specific contracts or to meet overall production demands.

     COMPETITION. There is substantial competition in the area of conventional mapping and related services. Entry costs are relatively inexpensive, and the industry is characterized by many small professional firms. Management of the Company believes that it is among relatively few firms which can provide the specialized services which it has provided in the past. The Company expects that there will be substantial competition in the Digital Base industry.

     EMPLOYEES. The Company employs 119 full-time employees and no part-time employees at its Colorado Springs location, and 180 full-time and no part-time employees at its Waukesha, Wisconsin location.

                                 RISK FACTORS

      THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. IN ANALYZING THIS OFFERING, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AMONG OTHERS:

     1. LOW TRADING VOLUME; VOLATILITY OF STOCK. The trading volume for the Company's shares is relatively low. This low trading volume increases the volatility of the market price of the Company's stock. Because of such low trading volume, in the event the Selling Shareholders sell all or a substantial portion of their 292,450 shares in a relatively short period of time, the market price could be adversely impacted by causing a significant price decrease.

     2. POSSIBLE ISSUANCE OF PREFERRED SHARES. The Company's Articles of Incorporation allow it to issue up to 2,500,000 preferred shares. Although the Company presently has no plans to do so, the issuance of such preferred shares, or a portion thereof, could adversely affect the other shareholders' rights with respect to dividends, priority of claims in liquidations, etc. and would, if such preferred shares were converted to common stock, result in substantial dilution of the interest of the existing common stockholders.

     3. NEED FOR DEVELOPMENT OF NEW BUSINESS. The Company's revenues are generated through sales of its products and services to clients in the private and government sectors. As a result, the Company's economic future is materially dependent upon the ability of management to attract and generate new or repeat business on a profitable basis. There can be no assurances that the Company will be able to generate new or repeat business, of if generated, that it ultimately will prove to be on a profitable basis.

     4. OWNERSHIP OF DATA. When the Company has provided services and related data to its clients, the client, and not the Company, is the owner of the data bases. As a result, there are no assurances that the Company will generate additional revenues with respect to such data bases.

      5. COMPETITION. Competitors include established companies, some with greater financial resources than that of the Company. The barriers to entry into this type of business are not substantial and the Company expects to encounter substantial competition in the future.

     6. NO DIVIDENDS. No dividend has been paid on the Shares of Common Stock since the inception of the Company, and none is contemplated at any time in the foreseeable future.

      7. NEW AND DEVELOPING MARKETS AND CONCEPTS. The digitizing of maps is a relatively new development, and the industry itself is in its infancy. There can be no assurances that management of the Company has correctly assessed either the direction of the industry or the direction of potential markets.

       8. OBSOLESCENCE. Current technology may change rapidly, and the major equipment which the Company owns, or intends to buy, may become obsolete. While management believes that the equipment which the Company owns, or intends to acquire subsequent to this offering, is adequate for the foreseeable future, it is possible that this will not be true.


                      USE OF PROCEEDS/CAPITALIZATION

      The Company will receive no proceeds from the sale of the Stock by the Selling Shareholders. Therefore, there will be no change in the capitalization as the result of sales of stock.

                        PRICE RANGE OF COMMON STOCK

      The Company's Common Stock is traded on Over-the-Counter Market under the NASDAQ symbol ANLT. The following table sets forth the periods indicated on the high and low bid prices of the Company's Common Stock as reported by NASDAQ.


                        FISCAL YEAR ENDED SEPTEMBER 30,
                        -------------------------------

                      1994            1995           1996
                      ----            ----           ----

                  HIGH    LOW     HIGH    LOW     HIGH    LOW
                 -------------   -------------   -------------
1st Quarter      $3.38   $2.50   $5.25   $3.38   $10.25  $6.88
2nd Quarter       3.12    2.38    6.25    4.50
3rd Quarter       3.00    2.25    7.38    4.88
4th Quarter       3.62    2.25    8.75    6.50


     As of March 20, 1996, there were approximately 300 holders of record of the Company's Common Stock, and approximately 1,500 shareholders holding stock in street name. At such date, the Selling Shareholders represented 9.5%, of the total Common Stock issued and outstanding.

                             DIVIDEND POLICY

      The Company has not paid cash dividends on its Common Stock in the past and has no present intention to do so.


                   PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth share ownership information as of February 29, 1996, with respect to each director, all directors and officers as a group, each person who, insofar as the Company has been able to ascertain, beneficially owned more than 5% of the outstanding Common Stock of the Company and the Selling Shareholders.


DIRECTORS, ALL DIREC-        SHARES            NO. OF    SHARES
TORS & OFFICERS AS A         BENEFICIALLY      SHARES    BENEFICIALLY
GROUPS, (8) SHARE-           OWNED PRIOR       BEING     OWNED AFTER
HOLDERS OWNING MORE          TO OFFERING       OFFERED   OFFERING
THAN 5% & SELLING            ------------      -------   ------------
SHAREHOLDERS

                           NO.OF      % OF      NO. OF    NO. OF    % OF
                           SHARES     CLASS     SHARES    SHARES    CLASS
                           ----------------     -------------------------

John A. Thorpe             350,700                -0-

Richard P. MacLeod           1,400      *         -0-

Dr. James T. Rothe           1,500      *         -0-

Dr. Robert H. Keeley         3,000      *         -0-

Willem H.J. Andersen         -0-        *         -0-

Sidney V. Corder             5,600      *         -0-


DIRECTORS, ALL DIREC-        SHARES            NO. OF    SHARES
TORS & OFFICERS AS A         BENEFICIALLY      SHARES    BENEFICIALLY
GROUPS, (8) SHARE-           OWNED PRIOR       BEING     OWNED AFTER
HOLDERS OWNING MORE          TO OFFERING       OFFERED   OFFERING
THAN 5% & SELLING            ------------      -------   ------------
SHAREHOLDERS

                           NO.OF      % OF      NO. OF    NO. OF    % OF
                           SHARES     CLASS     SHARES    SHARES    CLASS
                           ----------------     -------------------------

Okabena Partnership V-6    156,100    4.90%

A. William Huelsman        179,200    5.85%

All Directors and
Officers as a Group
(9 persons)                377,137

Selling Shareholders
as a Group
(17 entities)              292,450               292,450     -0-      -0-







                 SELECTED FINANCIAL INFORMATION

      The following table sets forth selected financial information regarding the consolidated financial position and results of operations of the Company as of and for the periods indicated. This information should be read in conjunction with Management's discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto in the Company's 1995 Annual Report to Shareholders, a copy of which is being delivered with this Prospectus. The selected consolidated financial data set forth below with respect to the Company's balance sheets and statements of operations as of and for the years ended September 30, 1995, 94, 93, 92, and 91, have been derived from the Company's audited statements. The selected consolidated financial data as of December 31, 1995, and for the three months ended December 31, 1994, and 1995, have been derived from the unaudited financial statements incorporated herein by reference but, in the opinion of management of the Company, reflect all adjustment considered necessary for a fair presentation. The results of operations for the three months ended December 31, 1995, are not necessarily indicative of the results to be expected for the full year.

                            STATEMENTS OF OPERATIONS
                            ------------------------

                                   FISCAL YEAR
                                   -----------
                               ENDED SEPTEMBER 30,
                               -------------------

                        1995           1994           1993        1992         1991
                        ----           ----           ----        ----         ----
Sale of Services      $13,538,507   $11,176,165   $9,106,704   $8,441,132   $7,309,959
Costs and Expenses     11,519,146     9,696,442    8,123,649    7,719,459    7,189,583
Other (Income)
 Expenses, Net            119,184       184,106      200,113      242,345     (108,003)
Provision for Income
Tax Expense               716,000       492,000      297,606      193,231       84,502
Net Earnings            1,184,177       803,617      485,336      286,097      143,877
Earnings
Per Common Share           $ 0.40        $ 0.30       $ 0.18       $ 0.12       $ 0.06


                                        THREE MONTHS ENDED
                                        ------------------
                                           DECEMBER 31,
                                           ------------

                                       1995                1994
                                       ----                ----
Sale of Services                   $3,648,634          $2,916,662
Costs and Expenses                  3,172,688           2,661,007
Other Expenses, Net                    28,228              34,025
Provision for Income
Tax Expense                           172,500              86,000
Net Earnings                          275,218             135,630
Earnings
Per Common Share                   $     0.09          $     0.05



BALANCE SHEETS (END OF PERIOD)
- ------------------------------

                                     SEPTEMBER 30,
                                     -------------

                         1995         1994         1993         1992        1991
                         ----         ----         ----         ----        ----
Current Assets        $8,554,444   $6,442,567   $5,011,853   $3,774,596   $3,653,757
Current Liabilities    2,816,212    2,749,378    2,132,608    1,627,249    2,314,972
Working Capital        5,738,232    3,693,189    2,879,245    2,147,347    1,338,785

Total Assets          10,047,675    8,016,056    7,157,729    6,043,323    6,306,608
Long-Term Debt           408,078      391,032      907,228      929,359      895,238
Stockholders' Equity   6,654,688    4,596,538    3,737,971    3,267,069    2,873,414

                       DECEMBER 31,
                       ------------
                          1995
                          ----
Current Assets        $11,497,548
Current Liabilities     4,973,741

                       DECEMBER 31,
                       ------------
                          1995
                          ----
Working Capital         6,523,807
Total Assets          $16,404,732
Long-Term Debt          3,461,846
Stockholders' Equity    7,826,672


                             DESCRIPTION OF SECURITIES

COMMON STOCK

     GENERAL. The Company is authorized to issue 100,000,000 Shares of no par value Common Stock and 2,500,000 shares of no par value Preferred Stock. As of December 31, 1995, there were 3,064,099 issued and outstanding Shares of Common Stock, and no shares of issued and outstanding Preferred Stock. The Company has no other outstanding classes of stock.

     DIVIDENDS. Holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefor. Any such dividends may be paid in cash, property or shares of the Company's Common Stock. The Company has not paid any dividends since its inception, and presently anticipates that all earnings, if any, will be retained for development of the Company's business, and that no dividends on its Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the Company's Common Stock will be paid in the future.

     VOTING RIGHTS. All Shares of the Company's Common Stock have equal voting rights, and when validly issued and outstanding, have one vote per Share on all matters to be voted upon by Shareholders. Except as may otherwise be provided by statute, the affirmative vote of the holders of a majority of the quorum of Shares represented at a meeting of Shareholders entitled to vote will constitute Shareholder action. All of the Company's Directors are elected annually, and cumulative voting in the election of Directors is not allowed.

     MISCELLANEOUS RIGHTS AND PROVISIONS. Shares of the Company's Common Stock have no preemptive or conversion rights, nor restrictions or alienation, no redemption or sinking fund provisions, and are not liable to further call or
assessment either by the Company or for liabilities of the Company.   The
outstanding shares of the Company's Common Stock are fully paid and non-assessable. Each Share of the Company's Common Stock is entitled to share ratably in any asset available for distribution to holders of its equity securities upon liquidation of the Company.

     The Board of Directors of the Company has authority without any further action by the shareholders to divide the Preferred Stock into series, to fix the number of shares constituting any series and to fix or alter the voting rights, dividend rights and terms of redemption, rights upon dissolution or liquidation and other special rights, qualifications, limitations or restrictions of any future series of Preferred Stock. Subject to the terms of any shares of such Preferred Stock which may be issued, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor and are entitled to participate equally in the assets of the Company available for distribution in the event of liquidation or dissolution. The Company will furnish stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial data.

     TRANSFER AGENT. The transfer agent for the Shares of the Company's Common Stock is American Securities Transfer, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado, 80215.

                               LEGAL MATTERS

     DANIEL P. EDWARDS, P.C., Suite 310, 128 South Tejon, Colorado Springs, Colorado 80903, has acted as counsel to the Company and to the Selling Shareholders in connection with this offering and has rendered a legal opinion that the securities offered hereby, when issued, will be validly issued, fully paid and non-assessable.

                                  EXPERTS

     The financial statements of Analytical Surveys, Inc. as of September 30, 1994 and 1995, and for each of the years then ended, have been incorporated by reference herein, and in the registration statement, in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits relating thereto. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the registration statement and exhibits filed or incorporated by reference as a part hereof.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

TABLE OF CONTENTS

                                    PAGE


Available Information................  5
Documents Incorporated By
  Reference..........................  5
Summary Information..................  6
The Company..........................  9
Risk Factors......................... 12
Use of Proceeds/Capitalization....... 13
Price Range of Common Stock.......... 13
Dividend Policy...................... 13
Principal and Selling Shareholders... 13
Selected Financial Information....... 15
Description of Securities............ 16
Legal Matters........................ 17
Experts.............................. 18
Additional Information............... 18
Disclosure of Commission Position
  on Indemnification for Securities
  Act Violations..................... 18

ANALYTICAL SURVEYS, INC.

        _____________________

             PROSPECTUS
        _____________________

            March 20, 1996


      No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be lawful. Neither delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

                                 292,450 SHARES

                            ANALYTICAL SURVEYS, INC.

                                  COMMON STOCK




                                   __________

                                   PROSPECTUS
                                   __________

                                 MARCH 20, 1996


                     ______________________________________

                            PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                        AMOUNT PAYABLE
        ITEM                             BY COMPANY
        ----                            --------------

SEC Registration Fee (1)                  $ 1,128.45
NASD Filing Fees                             -0-
Blue Sky Fees and Expenses                   -0-
Printing Costs                               -0-
Legal Fees and Expenses (1)                15,000.00
Accounting Fees and Expenses                2,500.00
   Transfer Agent Fees                       -0-
Underwriter's Non-Accountable
   Expense Allowance                         -0-
Miscellaneous Expenses                    ----------
                               TOTAL      $18,628.45
                                          ----------
                                          ----------


      (1) John A. Thorpe, Chairman of the Company, has agreed to pay up to $15,000 of these expenses, pursuant to the Common Stock Purchase Agreements between Mr. Thorpe and the Selling Shareholders (See page 1 above). Schneider Securities, Inc., one of the Selling Shareholders, will pay for the remainder of the offering expenses.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 7-3-101(1)(o) of the Colorado Corporation Code permits a corporation organized thereunder to indemnify its directors and officers for certain of their acts. Article XIII of the Articles of Incorporation, as amended, of the Company conforms to Section 7-3-101(1)(o) and 7-3-101.5 of the Colorado Corporation Code.

      14.1 Section 7-3-101.5 of the Colorado Corporation Code provides as follows:

      "7-3-101.5. INDEMNIFICATION OF CORPORATE DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS.

      (1)  As used in this section:

          (a) "Corporation" includes any domestic or foreign predecessor entity of the Corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (b) "Director" means an individual who is or was a director of a corporation and an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprises, or employee benefit plan. A director shall be considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on or otherwise involved services by him to the plan or to participants in or beneficiaries of the plan.

          (c)  "Expenses" includes attorney fees.

          (d) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to employee benefit plan), or reasonable expense incurred with respect to a proceeding.

          (e) "Official Capacity" when used with respect to a director, means the office of director in the corporation, and, when used with respect to an individual other than a director, means the office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. "Official capacity" does not include service for any other foreign or domestic corporation or for any partnership, joint venture, trust, other enterprises, or employee benefit plan.

          (f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (g) "Proceeding" means any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     (2) (a) Except as provided in paragraph (d) of this subsection (2), a corporation may indemnify against liability incurred in any proceeding an individual made a party to the proceeding because he is or was a director if:

                (i)  He conducted himself in good faith;

               (ii) He reasonably believed: (a) In the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interest; or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interest; and

              (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

          (b) A director's conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (B) of subparagraph (ii) of paragraph (a) of this subsection.

          A director's conduct with respect to an employee benefit plan for a purpose that he did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (i) of paragraph (a) of this subsection (2).

          (c) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not of itself determinative that the individual did not meet the standard of conduct set forth in paragraph (a) of this subsection (2).

          (d)  A corporation may not indemnify a director under this subsection
(2) either:

                (i) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (ii) In connection with any proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

          (e) Indemnification permitted under this subsection (2) in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

     (3) Unless limited by the articles of incorporation, a corporation shall be required to indemnify a person who is or was a director of the corporation and who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding.

     (4) Unless limited by the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

          (a) If it determines the director is entitled to mandatory indemnification under subsection (3) of this section, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

          (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in paragraph (a) of subsection
(2) of this section or was adjudged liable in the circumstances described in paragraph (d) of subsection (2) of this section, the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in paragraph (d) of subsection (2) of this section is limited to reasonable expenses incurred.

     (5) (a) A corporation may not indemnify a director under subsection (2) of this section unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in paragraph (a) of said subsection.

          (b) The determination required to be made by paragraph (a) of this subsection (5) shall be made:

                (i) By the board of directors by a majority vote of a quorum, which quorum shall consist of directors not parties to the proceeding; or

               (ii) If a quorum cannot be obtained, by a majority vote of a committee of the board designed by the board, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

          (c) If the quorum cannot be obtained or the committee cannot be established under paragraph (b) of this subsection (5), or even if a quorum is obtained or a committee designated if such quorum or committee so directs, the determination required to be made by paragraph (a) of this subsection (5) shall be made:

               (i) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in subparagraph (I) or
(ii) of paragraph (b) of this subsection (5) or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board; or

               (ii)  By the shareholders.

           (d) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible; except that, if the determination that indemnification is permissible is made by independent legal counsel, authorization of indemnification and evaluation as to the reasonableness of expenses shall be made by the body that selected said counsel.

     (6) (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

                (i) The director furnishes the corporation a written affirmation of his good-faith belief that he has met the standard of conduct described in subparagraph (I) or paragraph (a) of subsection (2) of this section;

               (ii) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is determined that he did not meet such standard of conduct; and

              (iii) A determination is made that the facts then known to those making the determination would not preclude indemnification under this subsection (6).

          (b) The undertaking required by subparagraph (ii) of paragraph (a) of this subsection (6) shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

     (7) (a) A provision concerning a corporation's indemnification of or advance for expenses to director contained in its articles of incorporation, bylaws, a resolution of its shareholders or director, or in a contract, except for insurance policies, shall be valid only if and to the extent the provision is consistent with this section and, if indemnification is limited by the articles of incorporation, is consistent with said articles.

          (b) This subsection (7) shall not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding.

      (8)  Unless limited by the articles of incorporation:

          (a) An officer of the corporation who is not a director is entitled to mandatory indemnification pursuant to subsection (3) of this section and is entitled to apply for court-ordered indemnification pursuant to subsection (4) of this section in each case to the same extent as a director.

          (b) A corporation may indemnify and advance expenses pursuant to subsection (6) of this section to an officer, employee, or agent of the corporation who is not a director to the same extent as a director; and

          (c) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation who is not a director to a greater extent if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors, or in a contract.

     (9) A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprises, or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

     (10) Any indemnification of or advance of expenses to a director in accordance with this section, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholder's meeting.

     14.2 Article XIII of the Registrant's Articles of Incorporation provides for indemnification of directors and officers of the Registrant as follows:

     1.  ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS.
The personal liability of all directors of the corporation to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director shall be eliminated or limited to the fullest extent permitted by the Colorado Corporation Code, as it now exists or may be hereafter amended. Any repeal or modification of this article by the shareholders of the corporation shall not adversely affect any right of protection of the director of the corporation existing at the time of such repeal or modification.

     2.  INDEMNIFICATION AND INSURANCE.

           (A) RIGHTS TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the Company or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprises, including service with respect to the employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Colorado Corporation Code, as the same exists or may hereinafter be amended against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition.

          (B) NON-EXCLUSIVE OF RIGHTS. The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereinafter acquire under any statute, provision of these Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

          (C) INSURANCE. The corporation shall maintain insurance, at its expense, to protect itself and any director, officer, employee and agent of the corporation or another corporation, partnership, joint venture, trust or other enterprises against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Colorado Corporation Code.

           (D) INDEMNIFICATION OF AGENTS OF THE CORPORATION. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

Item 16.  EXHIBITS.

      The following Exhibits have previously been filed with the Securities and Exchange Commission, and are hereby incorporated by reference:


REGULATION S-K NUMBER                   EXHIBIT
- ---------------------                   -------

      3             (a)  Articles of Incorporation and Amendments
                    (b)  Bylaws

      4             (c)  Specimen Stock Certificate

     10             (d)  Transfer Agent Agreement dated
                         August 28, 1984

                    (e)  Stock Redemption and Repurchase
                         Agreement dated February 14, 1989

                    (f)  Employment Agreement dated June 27,
                         1994

                    (g)  Employment Agreement dated August 20,
                         1990 and amended November 19, 1990

                    (h)  Stock  Option Agreement dated July
                         27, 1990, and amended November 19,
                         1990

                    (i)  1990 Non-Qualified Stock Option Plan
                         dated September 21, 1990 and amended
                         and restated December 17, 1990

                    (j)  1991 Non-Qualified Stock Option Plan
                         dated December 17, 1990

                    (k)  Stock Option Plan dated December
                         17, 1990

                    (l)  Analytical Surveys, Inc. 401-K Plan
                         dated October 1, 1989, amended and
                         restated May 22, 1992

                    (m)  1993 Non-Qualified Stock Option Plan

                    (n)  1995 Non-Qualified Stock Option Plan

                    (o)  Asset Purchase Agreement dated
                         December 22, 1995, between Analytical
                         Surveys, Inc.(Buyer) and Intelligraphics,
                         Inc.(Seller) and A. William Huelsman.

                    (p)  Voting Trust Agreement dated December
                         22, 1995, between Analytical Surveys,
                         Inc., a Colorado corporation, A. William
                         Huelsman, Gary Miller, William Antell,
                         David Coates, David Kroes, Randy Vanek
                         and Hamid Akhavan (each a "Shareholder"
                         and John A. Thorpe, Sidney V. Corder,
                         William H. Hudson, Richard P. MacLeod,
                         James T.Rothe, Robert H. Keeley and Willem
                         H. J. Anderson, (each an "Individual Trustee" and collectively, the "Trustee").

                    (q)  Lock-Up Agreement made as of December 22,
                         1995, by and among A. William Huelsman, Gary
                         Miller, William Nantell, David Coates, David Kroes, Randy Vanek and Hamid Akhavan (each a "Shareholder" and collectively, the "Shareholders"), and Analytical Surveys, Inc., a Colorado corporation.

                    (r)  Arbitration Agreement (this Agreement")
                         is made as of December 22, 1995, among Analytical Surveys, Inc., a Colorado corporation ("ASI"), Intelligraphics, Inc., a Wisconsin corp ("Intelligraphics"), A. William Huelsman, Gary Miller, William Nantell, David Coates, David Kroes, Randy Vanek and Hamid Akhavan (each a Shareholder" and collectively, the Shareholders"), Joanne Huelsman, James Carpenter, Bank One, Colorado, NA ("Escrow Agent"), and the members of the board of directors of ASI who are voting trustees under the Voting
                         Trust Agreement ("Trustee").

                    (s)  Promissory Note - term Debt, dated December 20, 1995.

                    (t)  Business Loan Agreement dated December 20, 1995.

                    (u)  Promissory Note - Line of Credit, dated
                         December 20, 1995.

                    (v)  Building Lease dated December 3, 1993,
                         amended August 11, 1995.

                    (w) Building Lease dated June 1, 1995, amended August 11, 1995.

                    (x) Employment Agreement with William Nantell dated December 22, 1995.

                    (y) Employment Agreement between John A. Thorpe, Chairman and Chief Technical Officer, and the registrant, dated June 27, 1994.

                    (z)  Stock Option Agreement dated July 27,
                         1990 and amended November 19, 1990 between Sidney
                         V. Corder, Chief Executive Officer and President, and the registrant.

                    (aa) Employment Agreement dated June 27, 1994
                         between ASI and Sidney V. Corder, Chief
                         Executive Officer and President.

                    (ab) Stock Option Plan dated December 17,
                         1987, and amended on August 31, 1992.

                    (ac) Analytical Survey, Inc. Incentive Bonus Plan.

                    (ad) Building lease dated August 1, 1994.

                    (ae) Agreement to perform mapping services
                         between ASI and Southern New England Telephone Company dated September 7, 1995.

                    (af) Employment Agreement dated September 20,
                         1995 between ASI and Scott C. Benger,
                         Senior Vice President, Finance and
                         Secretary/Treasurer.

                    (ag) Employment Agreement dated September 20,
                         1995 between ASI and Raymond R. Mann, Senior
                         Vice President, Contracts and Business Development.

       The following Exhibits are included in this Registration Statement:



REGULATION S-B NUMBER                   EXHIBIT
- ---------------------                   -------


     5 Opinion of Daniel P. Edwards, P.C. regarding legality of securities covered by this Registration Statement

     23             (a)  Consent of Daniel P. Edwards,
                         P.C., counsel for Registrant

                    (b)  Consent of KPMG Peat Marwick, LLP

     10             (a)  Common Stock Purchase Agreements with
                         Detroit Policemen and Firemen Retirement
                         System, and with Monsanto Master Trust,
                         respectively, both dated February 9,1995.

                    (b)  Common Stock Purchase Agreement with
                         Kennedy Capital Management, Inc., dated
                         February 9, 1995.

                    (b)  Common Stock Purchase Agreement with
                         Kennedy Capital Management, Inc., dated
                         February 9, 1996.

Item 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado on March _____, 1996.



ANALYTICAL SURVEYS, INC.


By:___________________________
   SIDNEY V. CORDER, President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

      SIGNATURE          TITLE                         DATE
      ---------          -----                         ----


______________________   Chairman and Chief            ________
JOHN A. THORPE           Technical Officer/
                         Director

______________________   President and Chief           ________
SIDNEY V. CORDER         Operating Officer/
                         Director

______________________   Secretary/Treasurer,          ________
SCOTT C. BENGER          Sr. Vice President Financial
                         and Accounting Officer


______________________   Controller                    ________
BRIAN J. YATES


______________________   Director                      ________
RICHARD P. MACLEOD


______________________   Director                      ________
JAMES T. ROTHE


______________________   Director                      ________
ROBERT H. KEELEY


______________________   Director                      ________
WILLEM H.J. ANDERSEN

                       CONSENT OF DANIEL P. EDWARDS, P.C.

      The consent of Daniel P. Edwards, P.C. is included as Exhibit 5 to the Registration Statement.

                                 EXHIBIT INDEX




REGULATION                                                CONSECUTIVE
S-B NUMBER                EXHIBIT                         PAGE NUMBER
- ----------                -------                         -----------

    5      Opinion of Daniel P. Edwards, P.C.
           regarding legality of securities covered by this Registration Statement

   23      (a)  Consent of Daniel P. Edwards, P.C.,
                  counsel of Registrant

           (b)  Consent of KPMG Peat Marwick, LLP

           (c)  Common Stock Purchase Agreement, dated
                  February 9, 1995.

           (d)  Common Stock Purchase Agreement,
                  dated February __, 1996.





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